February 18, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:	Form 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q/A for the period ended March 31, 2009 and Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
File No. 0-53216

Dear Mr. Gordon:

Green Energy Live, Inc. (“Green Energy” or the “Company,” “we,” “us,” or “our”) is in receipt of your letter dated January 27, 2010 and set forth below are the Company’s responses to your comments. For your convenience, our responses address the comments in the same sequence as your comment letter utilizing the same headings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 1 – Financial Statements

Note 3 – Acquisition - Comanche Livestock Exchange, LLC

2. As requested, we will ensure the financial statement disclosure relevant to the acquisition of Comanche Livestock Exchange, LLC in our Form 10-K for the year ended December 31, 2009 is enhanced to contain the information contained in your comment.

In order to expedite a reply to your comment letter, we request to defer providing the revision to that disclosure which we expect to include in our Form 10-K filing. The excess consideration resulting from the Comanche acquisition is currently being evaluated for what we expect will result in certain identifiable intangible assets. Accordingly, at this time the ultimate goodwill for that transaction is unknown. In addition, we are currently developing revisions to that note disclosure to incorporate certain new and recent information regarding our intended sources of capital to finance the Comanche acquisition. Accordingly, once we have obtained the necessary data and have developed a complete and current note disclosure we intend to include in the Form 10-K financial statements, we will provide that to you in advance if you so desire.

Item 4T – Controls and Procedures, page 18

3. As requested, we completed an assessment of our control and procedures. Also as requested, we amended our Form 10-Q in our Form 10-Q/A Amendment 1 filed February 10, 2010 to disclose our conclusions as a result of completing our assessment. Form 10-Q/A Amendment 1 revises Item 4T in its entirety, as follows:

We conducted an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures.  The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer concluded as of September 30, 2009 that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses in our internal controls over financial reporting discussed immediately below.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.  The internal controls for the Company are provided by executive management’s review and approval of all transactions.  Our internal control over financial reporting also includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009.  This Quarterly Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this Quarterly Report.

Identified Material Weaknesses

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Management identified the following material weaknesses during its assessment of our internal control over financial reporting as of September 30, 2009:

•
Policies and Procedures for the Financial Close and Reporting Process — Currently there are no written policies or procedures that clearly define the roles in the financial close and reporting process.  The various roles and responsibilities related to this process should be defined, documented, updated and communicated.  Failure to have such policies and procedures in place amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

•
Accounting and Finance Personnel Weaknesses – Our current accounting staff is relatively small and we do not have the required infrastructure of meeting the higher demands of being a U.S. public company. Due to the size of our accounting staff, we have limitations in the segregation of duties throughout the financial reporting processes.  Due to the pervasive nature of this issue, the lack of segregation of duties amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

•
Lack of functioning Audit Committee — we currently do not have an audit committee member who has been designated or qualifies as a financial expert, and did not have sufficient specified audit committee meetings resulting in ineffective oversight in establishing and monitoring of required financial reporting internal control procedures.

•	The need to file this Amendment No. 1 on Form 10-Q/A to remedy certain required disclosure omissions, detailed in our explanatory note at the beginning of this amendment.

Management’s Remediation Initiatives

In light of the foregoing, we plan to implement a number of remediation measures to address the material weaknesses described above.  These organizational and process changes will improve our internal controls environment.  The changes made through the date of the filing of this amended 10-Q, includes our retention of an outside Certified Public Accounting firm to assist us in the evaluation and testing of our internal control system and to identify improvement opportunities related to our accounting and financial reporting processes in order  to streamline and improve the effectiveness of these processes.  The Company's remediation plans include complete implementation and execution of controls and procedures identified in management's assessment of the entity level, financial reporting and other process level controls.

Management recognizes that many of these enhancements require continual monitoring and evaluation for effectiveness.  The development of these actions is an iterative process and will evolve as the Company continues to evaluate and improve our internal controls over financial reporting.

Management plans to appoint an Audit Committee financial expert and have specified audit committee meetings in accordance with regulatory requirements.

Management will review progress on these activities on a consistent and ongoing basis at the Chief Executive Officer and senior management level in conjunction with our Board of Directors.  We also plan to take additional steps to elevate Company awareness about, and communication of, these important issues through formal channels such as Company meetings, departmental meetings, and training.

This Quarterly Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this Quarterly Report.

Conclusion

As a result of management's assessment of the effectiveness of our internal control over financial reporting as of September 30, 2009, and the identification of the material weakness set forth above, management has concluded that our internal control over financial reporting is not effective.  It is reasonably possible that, if not remediated, the material weaknesses noted above, could result in a material misstatement in our reported financial statements that might result in a material misstatement in a future annual or interim period.  In light of the identified material weakness and the conclusion that our internal control over financial reporting is not effective, management will take the remediation initiatives set forth above.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting, as required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act.

Exhibit 31 – Certification

4. We revised the Section 302 certification in our Form 10-Q/A Amendment 1 filing to incorporate your requested changes. For your convenience, the revised certification contained in that amended filing is as follows:

EXHIBIT 31.1

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Karen Clark, certify that:

1. I have reviewed this report on Form 10-Q/A of Green Energy Live, Inc. for the quarter ended September 30, 2009;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financing reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2010	By:	/s/ Karen Clark
Karen Clark
Chief Executive Officer Principal Financial Officer

Very truly yours,

/s/ KarenE.Clark
Karen E. Clark,
President,
Chief Executive Officer,
Principal Financial Officer

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